Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

May 22, 2017

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Meehan Focus Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Ms. Hamill:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on March 15, 2017, for the Trust’s Post-Effective Amendment Nos. 101 and 104, filed on March 8, 2017 (Accession No. 0001398344-17-003172). Set forth below is a summary of the comments provided by the Staff and the Trust’s response to each.

PRELIMINARY

1.
Please confirm that the fee table in the Fund’s prospectus will match the pro forma fee table in the N-14 that will be filed for the reorganization of the Meehan Mutual Funds, Inc. series, the Meehan Focus Fund (the “Predecessor Fund”).

Response: The Trust confirms that the fee table in the Fund’s prospectus will match the pro forma fee table in the N-14 relating to the Fund that will be filed for the reorganization of the Predecessor Fund.

PROSPECTUS

Summary Prospectus

Fees and Expenses

2.
Footnote 3 to the Annual Fund Operating Expenses table, regarding the Expense Limitation Agreement (the “ELA”), states that “costs to organize the Fund” are excluded from the ELA. Will the cost to organize the Fund amount to more than 1 basis?

Response: The costs to organize the Fund will exceed 1 basis point. The Adviser has agreed to pay the costs to organize the Fund. The ELA has been revised to remove the exclusion for “costs to organize the Fund” and the Prospectus disclosure has been changed accordingly.

Principal Investment Strategies

3.
The first paragraph of this section states that the Fund will invest “in a focused portfolio of securities of no more than 45 issuers” . . .  While the term “focus” does not have a specific number of holdings associated with it, please explain in correspondence how it is that the Fund is focused, what is its focus on.

Response: The term “focus” is intended to mean that the Fund will hold a smaller number of issuers than its primary benchmark, the S&P 500, and the average equity mutual fund.  As used, “focus” is not meant to refer to a concentration in any particular market sector or industry, but rather to holding a relatively concentrated portfolio of securities.

4.
The final sentence of this section, states that: “The Fund is non-diversified.” For at least the last three fiscal year ends, the Predecessor Fund’s portfolio has been diversified. According, the Predecessor Fund has lost its status as a non-diversified fund.

Response: Notwithstanding the Predecessor Fund’s status, the Fund will be non-diversified.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Frank L. Newbauer
Frank L. Newbauer
Assistant Secretary

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